

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2023

Tony Aquila
Chief Executive Officer
Canoo Inc.
19951 Mariner Avenue
Torrance, California 90503

      Re: Canoo Inc.
            Registration Statement on Form S-3
            Filed on October 24, 2023
            File No. 333-275145

Dear Tony Aquila:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Bradley Ecker at 202-551-4985 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing